Exhibit 99.2

POWER RESOURCE EXPLORATION INC.

1240 Kensington Road N.W.

Calgary, Alberta, Canada

T2N 3P7

Telephone: 403.261.3070

Facsimile: 403.775.0599

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

TAKE NOTICE that the Annual General Meeting of Shareholders of Power Resource Exploration Inc. (the "Company"), will be held at Suite 1700 - 1185 West Georgia Street, Vancouver, British Columbia, on:

Wednesday, June 26, 2013

at the hour of 1:30 in the afternoon (Vancouver, British Columbia time) for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2012 and the report of the Auditors thereon;

2.	to elect Directors;

3.	to authorize the Directors to appoint the Company’s auditor and fix their remuneration for the next year;

4.	to authorize the Company’s Directors to set the size of the Board of Directors; and

5.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice is a Management Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Calgary, Alberta, this 4th day of June, 2013.

ON BEHALF OF THE BOARD OF DIRECTORS

“Ron Daems”

INTERIM PRESIDENT